**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**June 24, 2014**


**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**


**The Medicines Company**


**File No. 000-31191 - CF#31097**

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The Medicines Company submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on May 7, 2014.

Based on representations by The Medicines Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

> Exhibit 2.1                    through May 7, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Kevin M. O'Neill
Deputy Secretary